EXHIBIT 8.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization

ATIF LIMITED	Hong Kong

Huaya Consultant (Shenzhen) Co., Ltd.	PRC

ATIF Inc.	California, United States

ATIF-1 GP, LLC(1)	Delaware, United States

ATIF-1, L.P.(2)	Delaware, United States

(1)	Subsidiary of ATIF Inc.
(2)	31.25% limited partner interest is owned by ATIF Holdings Ltd. (“ATIF”) and 29.83% limited partner interest is owned by Mr. Jun Liu, ATIF’s President, Chairman and the beneficial owner of 55.0% of ATIF’s outstanding Ordinary Shares. ATIF-1 GP LLC is the general partner of ATIF-1, L.P.